

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2023

Mark Humphrey
Chief Financial Officer
Herc Holdings Inc.
27500 Riverview Center Blvd.
Bonita Springs, FL 34134

> **Re: Herc Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 14, 2023**
> **File No. 001-33139**

Dear Mark Humphrey:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 8. Financial Statements and Supplementary Data
Note 11- Debt
Accounts Receivable Securitization Facility, page 59

1.   You state that the AR Facility is excluded from current maturities of long-term debt as you have the intent and ability to consummate refinancing and extend the term of the agreement. Please provide us with your analysis supporting your accounting. Refer to ASC 470-10-45-14.

Mark Humphrey
Herc Holdings Inc.
March 16, 2023
Page 2

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services